Shareholder meeting results (unaudited)
October 29, 2009 annual meeting
At the meeting, each of the nominees for Trustees was elected, as follows:
			Votes for 	Votes withheld 	Abstentions 	Broker non
votes
Ravi Akhoury 		45,155,396 	3,222,530
Jameson A. Baxter 	45,190,806 	3,187,121
Charles B. Curtis	45,169,138 	3,208,788
Robert J. Darretta 	45,193,366 	3,184,560
Myra R. Drucker 	45,052,615 	3,325,312
Paul L. Joskow 		45,205,119 	3,172,807
Elizabeth T. Kennan 	45,022,260 	3,355,666
Kenneth R. Leibler 	45,201,861 	3,176,065
George Putnam, III 	45,083,851 	3,294,076
Robert L. Reynolds 	45,165,167 	3,212,759
W. Thomas Stephens 	44,930,768 	3,447,159
Richard B. Worley 	45,173,563 	3,204,364

			Votes for 	Votes withheld 	Abstentions 	Broker non
votes
John A. Hill 		1,710
Robert E. Patterson 	1,710

All tabulations are rounded to the nearest whole number.